Exhibit 99.2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2026

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2026

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended
	June 30,
	2026	2025

	U.S. dollars in thousands
REVENUES	—	286
RESEARCH AND DEVELOPMENT EXPENSES	965	964
GENERAL, ADMINISTRATIVE, BUSINESS AND DEVELOPMENT EXPENSES	2,511	2,715
SHARE OF LOSS OF JOINT VENTURE	655	—
OPERATING LOSS	(4,131)	(3,393)
FINANCIAL INCOME	20	1,307
FINANCIAL EXPENSES	1,610	849
FINANCIAL INCOME (EXPENSES), net	(1,590)	458
LOSS FROM CONTINUING OPERATIONS	(5,721)	(2,935)
LOSS FROM DISCONTINUED OPERATIONS	(381)	(1,198)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(6,102)	(4,133)
LOSS PER ORDINARY SHARE FROM CONTINUING OPERATION, basic and diluted (U.S. dollars)	(0.00)	(0.00)
LOSS PER ORDINARY SHARE FROM DISCONTINUED OPERATION, basic and diluted (U.S. dollars)	(0.00)	(0.00)

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2026	2025

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5,159	3,971
Trade receivables	—	79
Prepaid expenses and other receivables	3,415	2,478
	8,574	6,528
NON-CURRENT ASSETS:
Restricted cash	99	169
Trade receivables	210	201
Fixed assets	52	49
Right-of-use assets	927	1,057
Intangible assets	5,291	5,291
Investment in a joint venture	11,121	12,050
	17,700	18,817
TOTAL ASSETS	26,274	25,345

CURRENT LIABILITIES:
Accounts payable	584	731
Lease liabilities	216	170
Allowance for deductions from revenue	5,622	6,304
Derivative financial instruments	6,469	—
Accrued expenses and other current liabilities	12,670	12,016
	25,561	19,221

NON-CURRENT LIABILITIES:
Lease liabilities	859	900
Other non-current liabilities	433	456
Royalty obligation	500	500
	1,792	1,856
TOTAL LIABILITIES	27,353	21,077

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	181,078	147,641
Additional paid-in capital	237,007	270,382
Accumulated deficit	(419,164)	(413,755)
TOTAL EQUITY (CAPITAL DEFICIENCY)	(1,079)	4,268
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	26,274	25,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity (capital deficiency)

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2026	147,641	270,382	(413,755)	4,268

CHANGES IN THE SIX-MONTH PERIOD ENDED JUNE 30, 2026:
Share-based compensation to employees and service providers	—	—	693	693
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	30,630	(30,568)	—	62
Issuance of ordinary shares for vested RSUs	2,807	(2,807)	—	—
Comprehensive loss	—	—	(6,102)	(6,102)
BALANCE AT JUNE 30, 2026	181,078	237,007	(419,164)	(1,079)

BALANCE AT JANUARY 1, 2025	35,036	375,082	(414,801)	(4,683)
CHANGES IN THE SIX-MONTH PERIOD ENDED JUNE 30, 2025:
Share-based compensation to employees and service providers	—	—	815	815
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	26,949	(23,360)	—	3,589
Issuance of ordinary shares for vested RSUs	1,419	(1,419)	—	—
Comprehensive loss	—	—	(4,133)	(4,133)
BALANCE AT JUNE 30, 2025	63,404	350,303	(418,119)	(4,412)

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2026	2025

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Loss	(6,102)	(4,133)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	304	297
Depreciation	141	152
Amortization of intangible assets	—	16
Share of loss of joint venture	655	—
Fair value (gains) losses on derivative financial instruments and recognition of day 1 loss	478	(1,269)
Issuance costs in respect of warrants and equity line of credit	952	518
Exchange differences and revaluation of bank deposits	76	26
	2,606	(260)
Changes in assets and liability items:
Decrease (increase) in trade receivables	70	(2,811)
Decrease (increase) in prepaid expenses and other receivables	(937)	94
Decrease in inventories	—	482
Decrease in accounts payable	(148)	(333)
Increase in accrued expenses and other liabilities	631	693
Increase (decrease) in allowance for deductions from revenue	(682)	1,253
	(1,066)	(622)
Net cash used in operating activities	(4,562)	(5,015)
Net cash used in operating activities from discontinued operation	(699)	(1,725)
Net cash used in operating activities from continuing operation	(3,863)	(3,290)
INVESTING ACTIVITIES:
Purchase of fixed assets	(14)	(4)
Collection of receivable from joint venture	304	—
Change in investment in non current bank deposits	82	—
Net cash provided by (used in) investing activities	372	(4)
Net cash provided by investing activities from discontinued operation	—	—
Net cash (used in) provided by investing activities from continuing operation	372	(4)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	5,460	3,448
Payment of principal with respect to lease liabilities	(81)	(189)
Net cash provided by financing activities	5,379	3,259
Net cash provided by financing activities from discontinued operation	—	—
Net cash provided by financing activities from continuing operation	5,379	3,259
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,189	(1,760)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1)	9
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,971	4,617
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,159	2,866
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	49	89
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	50	10

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.General

1)	RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on the commercialization, development of proprietary drugs for gastrointestinal (“GI”) diseases and infectious diseasesand oncology.

The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012, were listed on the Nasdaq Global Market (“Nasdaq”) from July 20, 2018, and have been again listed on the Nasdaq Capital Market since November 15, 2023.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. In particular, Talicia® which is FDA-approved product, for the treatment of Helicobacter pylori infection in adults, was developed primarily internally by the Company and is its first internally developed product approved by the U.S. Food and Drug Administration (“FDA”). All these commercial activities are presented as discontinued operations, see note 8.
3)	In October 2025, the Company established Talicia Holdings Inc. (“THI”), an entity formed to hold the Talicia® business and related activities, and entered into a strategic transaction with Cumberland Pharmaceuticals Inc. (“Cumberland”). In connection with this transaction, the Company transferred all Talicia®-related activities and operations to THI. For more information, see note 16 in the annual financial statements as of December 31, 2025. (See also note 11(a) regarding the sale of the Company’s 70% interest in THI).

Prior to the transaction, the Company operated in both research and development and commercial segments, which included the commercialization of internally developed and in-licensed products. Following the transaction, the Company has exited its commercial operations and is primarily focused on research and development activities. See note 11(b) regarding a License and Commercial Supply Agreement signed by a subsidiary of the Company with Ferring Pharmaceuticals for exclusive global commercialization rights to Rebyota® and exclusive U.S. commercialization rights to Clenpiq®.

4)	As of June 30, 2026, the Company had an accumulated deficit and negative operating cash flow, and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing (now fully extinguished, see note 15(5) in the annual financial statements as of December 31, 2025). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

The Company plans to further fund its future operations through potential distributions and other cash flows arising from out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company holds from time to time discussions with multiple parties regarding potential strategic transactions, although there is no assurance that these discussions will result in any such transactions. The Company’s current cash resources are not sufficient to complete the research and development of its therapeutic candidates until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, based on a prioritized plan expected to result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. In August and September 2026, the upfront payments under the completed transactions described in Note 11 resulted in a net cash inflow of approximately $6 million, improving the Company’s liquidity position. However, management continues to believe that additional funding will be required to support the Company’s planned operations. In addition, as of the reporting date, the Company has a significant amount of obligations related to allowance for deductions from revenues that are past due, including certain obligations that are materially overdue. The Company is actively engaging with various counterparties in an effort to reach structured payment arrangements. Towards the end of 2025, the Company finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months. Accordingly, the portion of these specific obligations due beyond 12 months from the reporting date has been classified as non-current liabilities. For the remaining counterparties, while management believes there is a reasonable possibility that such arrangements could be reached, no formal agreements have been finalized, and there can be no assurance such arrangements will be achieved. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

5)	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these condensed consolidated interim financial statements, sustained conflict in the region is ongoing and has included periods of escalation on multiple fronts, including confrontations involving Iran. During the six months ended June 30, 2026, the impact of these events on the Company's results and financial condition was immaterial, but such impact may increase.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on September 30, 2026.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES:

The Company’s condensed consolidated interim financial statements for the six months ended June 30, 2026 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2025, and their accompanying notes, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The results of operations for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

 The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2025.

IFRS 18, Presentation and Disclosure in Financial Statements

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

This standard replaces IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, including operating profit and profit before financing and tax. In addition, items in the statement of profit or loss will be classified into defined categories: operating, investing, financing, income taxes and discontinued operations. The standard also includes a requirement to provide separate disclosure regarding the use of management-defined performance measures, as well as principles for the grouping and disaggregation of items in the financial statements and the notes thereto. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The standard requires retrospective application, including the presentation of comparative information. The Company has not early adopted this standard and is currently evaluating the potential impact of IFRS 18 on its condensed consolidated interim financial statements.

As of the date of approval of these condensed interim financial statements, there are no new standards or amendments to existing standards that are relevant to the Company that were not disclosed in the Company's annual financial statements as of December 31, 2025.

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	Through June 30, 2026, the Company sold 54,954 ADSs under its at-the-market offering program at an average price of $0.89 per ADS, generating net proceeds of approximately $47 thousand, net of immaterial issuance expenses.
b.	On March 5, 2026, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 5,000,000,000, consisting of (i) 499,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share.
c.	On June 22, 2026, following the execution of a securities purchase agreement on June 18, 2026, the Company completed a private placement with Armistice Capital Master Fund Ltd.

In connection with the private placement, the Company issued pre-funded warrants exercisable into 8,571,429 ADSs, Series A-1 warrants exercisable into 8,571,429 ADSs and Series A-2 warrants exercisable into 8,571,429 ADSs, at a combined purchase price of $0.699 per pre-funded warrant and the accompanying Series A-1 and Series A-2 warrants.

The pre-funded warrants have an exercise price of $0.001 per ADS. The Series A-1 warrants have an exercise price of $0.86 per ADS and expire five years after the resale registration statement becomes effective. The Series A-2 warrants have an exercise price of $0.70 per ADS and expire 18 months after that date. The registration statement became effective on July 13, 2026.

The gross proceeds from the private placement were approximately $6.0 million, before deducting placement agent fees and other offering expenses of approximately $0.6 million, resulting in net proceeds of approximately $5.4 million.

The warrants issued to the Investor were classified as financial liabilities due to a net settlement provision. These derivative financial instruments were initially recognized and are subsequently measured at fair value through profit or loss.

The fair value of the warrants was adjusted to reflect an unrecognized day 1 loss. The unrecognized day 1 loss is amortized over the contractual lives of the applicable warrants. Transaction costs attributable to

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

the liability-classified warrants were recognized directly in the Condensed Consolidated Statements of Comprehensive Income (Loss).

The Company also issued to the placement agent’s designees warrants exercisable into 514,286 ADSs at an exercise price of $0.875 per ADS, which expire five years after the resale registration statement becomes effective. The placement agent warrants were classified as equity instruments and accounted for as an equity-settled share-based payment. The fair value of the placement agent warrants at the grant date, amounting to approximately $0.4 million, was recognized as an expense, with a corresponding adjustment to accumulated deficit within equity.

d.	As described in the Company’s annual consolidated financial statements as of December 31, 2025, on December 19, 2025, the Company entered into a Standby Equity Purchase Agreement with Yorkville Advisors Global, LP (“YA”), pursuant to which YA committed to purchase, at the Company’s discretion and subject to certain conditions, up to $25 million of ADSs over a period of up to 36 months.

During the six months ended June 30, 2026, the Company issued to YA an additional 244,260 ADSs as commitment shares pursuant to the agreement in addition to the initial tranche of commitment shares issued in 2025. Separately, pre-funded warrants to purchase 590,446 ADSs were exercised for aggregate cash proceeds of approximately $6 thousand, and the corresponding ADSs were issued.

e.	As described in Note 15(7) to the Company’s annual consolidated financial statements as of December 31, 2025, the Company obtained final judgments in its favor against Kukbo Co. Ltd. (“Kukbo”). In June 2026, the Company commenced recognition and enforcement proceedings in South Korea, in which Kukbo was served. At that time, the aggregate amount awarded to the Company, including accrued statutory interest, was approximately $10.9 million. Statutory interest continues to accrue at an annual rate of 9%. No asset has been recognized, as the timing and amount of any recovery remain highly uncertain. All related costs were recognized in 2025.

NOTE 4 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2026	5,547	757	6,304
Decreases (utilized)	(511)	(82)	(593)
Adjustments	(25)	(64)	(89)
As of June 30, 2026	5,011	611	5,622
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2025	7,863	1,425	9,288
Increases	4,085	93	4,178
Decreases (utilized)	(2,490)	(607)	(3,097)
Adjustments	13	159	172
As of June 30,2025	9,471	1,070	10,541

NOTE 5 - SHARE-BASED PAYMENTS:

On January 23, 2026, the BoD granted 382,850 RSUs to employees and consultants of the Company. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.4 million on the grant date, based on the ADS price on that date. In addition, the general meeting of

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

the Company’s shareholders held on March 5, 2026, following approval by the Company’s BoD in January 2026, approved grant of 104,500 RSUs to the Company’s directors and Chief Executive Officer, on the same terms. The fair value of these RSUs on the approval date was $0.1 million.

NOTE 6 - NET REVENUES:

The Company recognized no net revenues from continuing operations during the six months ended June 30, 2026. Net revenues from continuing operations for the six months ended June 30, 2025 were approximately $0.3 million and were attributable to the license agreement with Hyloris. See Note 15(9) in the annual financial statements as of December 31, 2025.

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	The Company’s derivative financial liability, represented by warrants, is measured at fair value and classified as level 3. Fair value adjustments are recognized in profit or loss as financial income or expenses. The following table presents the change in this level 3 derivative liability for the six months ended June 30, 2026, and June 30, 2025:

	Derivative financial instruments
	Six Months Ended June 30,
	2026	2025

	U.S. dollars in thousands
Balance at beginning of the period	—	1,421
Initial recognition of financial liability	9,414	—
Initial recognition of unrecognized day 1 loss	(3,423)	—
Exercise of financial liability	—	(141)
Fair value adjustments recognized in profit or loss and recognition of day 1 loss	478	(1,269)
Balance at end of the period	6,469	11

The fair value of the warrants is computed using the Black-Scholes model. As of June 30, 2026, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 4.06%- 4.19% and volatility of 92.35%-129.34%. As of June 30, 2025, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 3.70%-3.71% and volatility of 138.97%-149.56%.

b. The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, accounts payable, accrued expenses and other current liabilities approximate their fair value mainly due to their short-term characteristics. The carrying amount of other non-current liabilities approximate their fair value because they are measured at the present value of future cash flows and carries an interest rate approximate the Company's current credit risk.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - DISCONTINUED OPERATIONS:

A.	General

As described in Note 16 to the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, on October 17, 2025, the Company completed a strategic transaction with Cumberland Pharmaceuticals Inc. pursuant to which the Talicia® business and related commercial operations were transferred to THI.

Following completion of the transaction, the Company lost unilateral control over THI and accounts for its retained 70% interest in THI as an investment in a joint venture using the equity method.

The Company’s U.S. commercial operations and Talicia® licensing activities represented a separate major line of business and are therefore presented retrospectively as discontinued operations in accordance with IFRS 5. Comparative information for the six months ended June 30, 2025 has been re-presented accordingly.

B.	Financial performance of the discontinued operation

The results attributable to the discontinued operation were as follows:

	Six Months Ended
	June 30,
	2026	2025

	U.S. dollars in thousands

NET REVENUES	89	3,793
COST OF REVENUES	—	1,607
GROSS PROFIT	89	2,186
GENERAL AND ADMINISTRATIVE EXPENSES	263	3,171
OPERATING LOSS	(174)	(985)
FINANCIAL EXPENSES, net	(207)	(213)
LOSS FROM DISCONTINUED OPERATIONS	(381)	(1,198)

C.	Cash Flow Information of the Discontinued Operation:

Net cash flows attributable to the discontinued operation were as follows:

	Six Months Ended
		June 30,
	2026		2025

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Net cash used in operating activities	(699)		(1,725)
Net cash provided by financing activities	—		—
Net cash provided by investing activities	—		—
DECREASE IN CASH AND CASH EQUIVALENTS	(699)		(1,725)

D.Comparative information for the six months ended June 30, 2025 has been re-presented to reflect the Talicia®

business as a discontinued operation in accordance with IFRS 5.

NOTE 9 - INVESTMENT IN JOINT VENTURE:

A.	Basis of accounting

The Company accounts for its interest in THI as an investment in a joint venture using the equity method in accordance with IAS 28.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

B.	Carrying amount and movements

The movement in the carrying amount of the investment in THI during the six months ended June 30, 2026 was as follows:

U.S. dollars in thousands
Carrying amount at January 1, 2026	12,050
Share-based compensation	30
Collection of receivables from THI related to supplier reimbursement obligations	(304)
Share of loss of THI for the six months ended June 30, 2026 net of the accretion adjustment	(655)
Carrying amount at June 30, 2026	11,121

The investment in THI is presented within non-current assets in the condensed consolidated statement of financial position.

C.	Summarised financial information

The summarised financial information presented below represents amounts for THI on a 100% basis, The Company’s interest in THI is 70%.

Statement of financial position (100% THI):

	June 30,	December 31,
	2026	2025

	U.S. dollars in thousands
Current Assets*	9,358	8,534
Non-current assets	9,706	9,910
Current Liabilities	5,730	4,172
Non - Current Liabilities	1,491	1,537
Net Assets	11,843	12,735
*includes the reclassification of the stock subscriptions receivable from Cumberland ($1.9 million at its present value as of June 30, 2026 and December 31, 2025) from contra-equity to a receivable.

Reconciliation to the carrying amount of the investment
Six Months Ended
June 30, 2026
U.S. dollars in thousands
THI's net assets (on an IFRS basis, see table above), excluding goodwill	10,287
Goodwill	1,556
THI's net assets on an IFRS basis, as presented above	11,843
Company's ownership interest	70%
Share of THI's net assets accounted for under the equity method	8,290
Add: Receivable from THI for inventory transferred *	2,831
Total investment in joint venture, as presented on the Consolidated Statements of Financial Position	11,121

* Represents the Company's receivable from THI for inventory transferred in connection with the formation transaction, expected to be settled from THI's operating cash flows over time.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Summarized statement of profit and loss (100% THI)
Six Months Ended June 30, 2026
U.S. dollars in thousands
Net Revenue	1,313
Gross profit	577
Net loss	(1,017)
The loss and comprehensive loss above includes the following items required to be separately disclosed under IFRS 12:
Depreciation and amortization	221
Interest income	65
Income tax benefit	46

NOTE 10 - LOSS PER ORDINARY SHARE:

The Company had three categories of potentially dilutive ordinary shares: warrants issued to investors, options and RSUs issued to employees and service providers. Pre-funded warrants and vested RSUs were included in the weighted average number of ordinary shares used in the calculation of basic loss per ordinary share. The basic and diluted loss per ordinary share were the same for all periods presented, since the effect of the remaining potentially dilutive ordinary shares was anti-dilutive.

NOTE 11 - EVENTS SUBSEQUENT TO JUNE 30, 2026:

a.	On August 27, 2026, the Company completed the sale of its 70% interest in THI to a subsidiary of Apotex Health Corp. (“Apotex”) for an upfront payment of $18 million, which was received upon the completion of the transaction, and up to an additional $35 million in potential payments based on worldwide net sales milestones.

In connection with the transaction, the Company agreed to a five-year non-compete covenant in relation to Talicia® in the U.S. and its territories. In addition, the Company, through a subsidiary, entered into a Transition Services Agreement with Apotex, pursuant to which the Company and its affiliates will provide certain transition services for an initial period of six months, with an option by Apotex to extend certain limited services for an additional three months.

b.	On August 28, 2026, the Company, through a subsidiary, entered into a License and Commercial Supply Agreement with Ferring Pharmaceuticals (“Ferring”) for exclusive global commercialization rights to Rebyota® and exclusive U.S. commercialization rights to Clenpiq® (together, the “Products”). The agreement has an initial term of thirteen years, with automatic successive two-year renewals.

The Company made an upfront payment of $12 million and agreed to pay tiered royalties of 5% to 20% on net sales, as well as potential sales milestone and other contingent payments. The agreement also includes the purchase of existing Rebyota® inventory and minimum annual purchase commitments for Rebyota® during 2027 through 2029. Ferring will continue to manufacture and supply the Products.